FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

TEMBEC INC.
FIRST QUARTER REPORT 2003
for the quarter ended December 28, 2002

TEMBEC INC.

(Translation of registrant's name into English)

800, Rene-Levesque Boulevard West, Suite 1050
Montreal, Quebec H3B lX9
(Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F

Form 40-F __X__

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No __X__

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

Tembec

A Company of People Building their own Future

THE SPIRIT OF INNOVATION
WE CARE

FIRST QUARTER REPORT 2003

REPORT TO THE SHAREHOLDERS

First Quarter Fiscal 2003

Consolidated gross sales for the first quarter ended December 28, 2002 reached $840.8 million, up from $792.6 million in the comparable period last year. The Company generated a net loss of $41.8 million ($0.48 per share), compared to a restated net loss of $44.7 million ($0.52 per share) in the corresponding quarter ended December 29, 2001, and a restated net loss of $77.2 million ($0.89 per share) in the previous quarter. Earnings before interest and financing charges, taxes, depreciation and amortization (EBITDA) totalled $18.2 million, down from EBITDA of $60.1 million generated a year ago and $73.6 million in the prior quarter.

Business Segment Results

During the quarter, the Forest Products Group generated negative EBITDA of $7.2 million on sales of $232.3 million. This compares to positive EBITDA of $3.3 million on sales of $241.6 million in the prior quarter. The average selling price for SPF lumber decreased by $32 per MFBM. The financial results of the segment continue to be negatively affected by relatively weak pricing and substantial payments of countervailing and antidumping duties on lumber shipped to the U.S. During the quarter, the Company incurred $20.9 million of duties compared to $18.6 million in the prior quarter. Details on the impact of the countervailing and antidumping duties are outlined in the notes to the quarterly interim financial statements.

The Pulp Group generated EBITDA of $14.3 million on sales of $306.6 million for the quarter ended December 28, down from EBITDA of $45.5 million on sales of $325.1 million in the prior quarter. Average pulp selling prices expressed in Canadian dollars decreased by approximately $33 per tonne from the prior quarter. The segment's profitability is currently being negatively affected by the stronger Euro. The quarterly reported Canadian dollar cost of sales of our three French pulp mills has increased by approximately $10 million due to currency changes. Although the Company views the stronger Euro as a positive development for potential future pulp price increases, the short term effect will be a reduction in earnings for this segment.

The Paper Group generated EBITDA of $4.4 million on sales of $218.9 million. This compares to $14.5 million on sales of $222.0 million in the prior quarter. The average selling price of newsprint and uncoated groundwood papers increased by $33 per tonne, whereas the improvement in coated papers was a more modest $7 per tonne. The segment's manufacturing costs increased over the prior quarter, due primarily to higher prices for purchased energy and an increase in pension expense. The group also experienced non-recurring operating costs of approximately $2.0 million at one of its newsprint mills and absorbed a coated paper inventory valuation write-down of $1.3 million. The Company anticipates that the cost of manufacturing will improve in the upcoming quarter.

Outlook

The Company's current results reflect the poor pricing being experienced in its three core segments. As well, the continued difficulties in the SPF lumber industry are negatively impacting the cost and availability of fibre for our Eastern Canadian pulp and paper mills. On a positive note, the Company recently announced a pulp price increase which would see its NBSK list price in North America increase from US$480 to US$500 per tonne. Traditionally, strengthening pulp prices have tended to lead a broader recovery in the pulp and paper industry. The Company continues to focus on controlling costs, maintaining high liquidity and limiting capital expenditures to very short payback items. We remain well positioned to generate significant earnings as prices recover.

Frank A. Dottori

President & C.E.O.

Management's Discussion and Analysis
for the quarter ended December 28, 2002

The following interim Management Discussion and Analysis (MD&A) provides a review of the significant developments and issues that influenced Tembec's financial performance during its first quarter ended December 28, 2002. The MD&A should be read in conjunction with the interim financial statements for the interim period ended December 28, 2002 and the audited consolidated financial statements and annual MD&A for the fiscal year ended September 28, 2002, included in the Company's Annual Report. All references to quarterly or Company information relate to Tembec's fiscal quarters. "EBITDA" refers to earnings before interest, income taxes, depreciation and amortization and other non operating expenses.

The interim MD&A contains statements that are forward-looking in nature. Such statements involve known and unknown risks and uncertainties that may cause Tembec's actual results to be materially different from those expressed or implied by such forward-looking statements. Such items include, among others: general economic and business conditions; product selling prices; raw material and operating costs; changes in foreign currency exchange rates and other factors referenced herein and in Tembec's continuous disclosure filings.

OVERVIEW

Quarterly Results ($ millions)

  Fiscal 2002 has been restated to comply with the new recommendations of Section 1650 of the CICA Handbook "Foreign Currency Translation".

December Quarter 2002 vs December Quarter 2001

The increase in gross sales of $48.2 million over the comparable period a year ago is due primarily to higher shipments in the Company's three major segments. Higher prices in the forest products and pulp segments were offset by a decline in the price of paper products. The decline in EBITDA was the result of higher export duties on lumber shipped to the US, higher reported costs in the French pulp mills as a result of the stronger Euro and an increase in the manufacturing costs of the paper business. These items are discussed in more detail in the segmented review that follows.

Interest, foreign exchange and financing expense decreased by $22.1 million in total. Foreign exchange contract losses decreased by $14.7 million. In the December 2001 quarter, the Company had incurred $16.2 million of losses on its Canadian $/US$ program offset by $2.2 million in gains on its Euro/US$ program. In the December 2002 quarter, both the Canadian dollar and the Euro were stronger in terms of the US dollar. As a result, contract losses on the Canadian $/US$ program decreased to $11.5 million, and we recorded a gain of $10.0 million on the Euro/US$ program. During the December 2002 quarter, the Company recorded a gain of $4.5 million on consolidation of foreign integrated subsidiaries. The prior year, the relative value of the Euro had weakened and the Company recorded a loss of $2.2 million. Additional details are outlined in the notes to the consolidated interim financial statements.

Effective September 29, 2002, the Company adopted the new recommendations of Section 1650 of the Canadian Institute of Chartered Accountants (CICA) with respect to foreign currency translation. As a result, the Company no longer defers and amortizes unrealized translation gains and losses on its foreign denominated debt. As the recommendations were adopted retroactively, the comparative quarterly data for fiscal 2002 included in the MD&A has been restated. During the December 2002 quarter, the Company recorded a gain of $8.8 million on the restatement of its US dollar denominated debt as the relative value of the Canadian dollar increased from US$0.634 to US$0.637. This is the opposite of what occurred a year ago, when the Canadian dollar declined from US$0.633 to US$0.629, and the Company recognized a loss on translation of foreign debt of $11.5 million.

Effective September 29, 2002, the Company also adopted the new recommendations of Section 3062 of the CICA with regards to goodwill and intangible assets and accordingly, ceased to amortize its goodwill. The new recommendations require the Company to test its goodwill for possible impairment by the end of the March 2003 quarter. Any reduction would be recorded against opening retained earnings as of September 29, 2002 without restatement of prior years. The Company currently has goodwill of $36.5 million which will be subject to the transition provisions of Section 3062. As noted, the Company recorded no goodwill amortization in the current quarter compared to $0.4 million in the comparable quarter of the prior year. Because of the extensive effort needed to comply with the adoption of this section, it is not practicable to reasonably estimate its impact on the Company's financial statements at the date of this report.

The Company generated a net loss of $41.8 million or $0.48 per share compared to a net loss of $44.7 million or $0.52 per share in the corresponding quarter of the prior year.

FOREST PRODUCTS

Quarterly Results

December Quarter 2002 vs December Quarter 2001

The Forest Products Group generated negative EBITDA of $7.2 million on sales of $232.3 million. This compares to negative EBITDA of $0.6 million on sales of $212.0 million in the comparable quarter of the prior year. Gross sales increased by $20.3 million primarily driven by higher volumes of SPF lumber, specialty and engineered wood. We did experience a $6 per mfbm increase in the average selling price of SPF lumber. The decline in EBITDA is attributable to the increase in charges relating to countervailing and antidumping duties on lumber shipped into the US. In the most recent quarter, the Company incurred duty charges totalling $20.9 million, up from $11.7 million in the corresponding quarter of the prior year.

PULP

Quarterly Results

December Quarter 2002 vs December Quarter 2001

The Pulp Group generated EBITDA of $14.3 million on sales of $306.6 million for the quarter ended December 28, 2002, compared to EBITDA of $18.6 million on sales of $280.5 million in the December 2001 quarter. The increase of $26.1 million in gross sales was due primarily to higher shipments of paper pulps. The segment also benefited from higher selling prices, up by $17 per tonne on average over the prior year quarter. However, the aforementioned increase was not enough to offset the higher equivalent Canadian dollar manufacturing costs of our three French pulp mills. During the most recent quarter, the Euro averaged 1.568 Canadian dollars, an 11% increase over the 1.414 experienced a year ago. As a result, cost of sales for our French pulp mills, which represent approximately 35% of segment sales, was approximately $9.8 million higher than would have been the case if the Euro had not appreciated vis-à-vis the Canadian dollar. It should be noted that the Company had foreseen this eventuality and as mentioned in the "Overview" section, is currently generating substantial gains from its Euro / US dollar hedging program, providing an offset to the negative effect of the stronger Euro. Total downtime in the quarter was 30,100 tonnes, all maintenance related. This compares to 19,600 tonnes in the same quarter a year ago.

PAPER

Quarterly Results

December Quarter 2002 vs December Quarter 2001

The Paper Group generated EBITDA of $4.4 million on sales of $218.9 million. This compares to EBITDA of $34.6 million on sales of $228.0 million in the same quarter a year ago. The $9.1 million decrease in gross sales was due to lower selling prices. The average selling price for newsprint and UCGW grades declined by $51 per tonne from the comparable quarter a year ago. The markets in coated papers have also weakened considerably over the past 12 months, with average prices dropping by $153 per tonne. The decrease in sales would have been even greater if not for increased shipments, up 3% from the December 2001 quarter. In addition to lower selling prices, the segment also experienced increases in the cost of production most notably in the areas of purchased energy and fibre.

FINANCIAL POSITION

  Fiscal 2002 has been restated to comply with the new recommendations of Section 1650 of the CICA Handbook "Foreign Currency Translation".

Cash flow from operations before working capital changes for the December 2002 quarter was negative $21.0 million, a $24.4 million decline from the comparable quarter last year. The reduced cash flow corresponds to the decline in EBITDA, partially offset by lower interest and foreign exchange costs. For the quarter ended December 28, 2002, non-cash working capital items generated $51.8 million, a significant improvement over the prior year when $2.9 million was generated by the same items. After allowing for net fixed asset additions of $26.9 million, "free cash flow" was negative $47.9 million versus a negative amount of $14.3 million a year ago. The Company defines free cash flow as "cash provided by operating activities before changes in non-cash working capital balances less net fixed asset additions".

In response to the continued weak cash flow, the Company has curtailed capital expenditures to minimum levels. During the quarter, net fixed asset additions totalled $26.9 million, compared to $17.7 million in the comparable period a year ago. The amount spent is equal to 48% of fixed asset depreciation. The current reduced level of capital spending is being assisted by the lack of expenditures relating to large capital projects.

During the quarter ended December 29, 2001, the Company had deposited $5.0 million out of a total potential commitment of $35.0 million to acquire a 25% interest in a project to modernize the Gaspésia paper mill in Chandler, Quebec. The project includes two other partners. On July 15, 2002, the Company invested the remaining $30 million into the partnership. The partnership then made a $15 million non-interest bearing advance to the Company that was repaid in November 2002. The Company has entered into agreements with the partnership to manage the construction and modernization that will occur over the next two years and provide support services to manage the operations and sales functions of the mill.

Net debt to total capitalization stood at 54.7% at December 28, 2002. This represents an increase of 0.5% since the last audited financial statements. As part of its long-term strategy, Tembec has resolved to maintain its percentage of net debt to total capital at 40% or less. Improvement in the pricing levels of the Company's main products will be required before any meaningful reduction can be achieved.

At the end of December 2002, Tembec had cash and temporary investments of $140.4 million plus unused operating lines totaling $415.7 million. This compares to $149.8 million and $376.8 million respectively at the date of the last audited financial statements.

In summary, the current interim financial results reflect the relatively poor pricing being experienced by the Company in its three core business segments. Although we expect to see some recovery in pricing and margins in pulp and newsprint, lumber export duties will continue to negatively impact our forest products segment. Although the Company views the recent strengthening of the Euro vis-à-vis the US dollar as a positive in the medium and longer term, the short term impact will reduce the profitability of our French pulp operations. The Company has adopted several defensive measures, including the restriction of capital expenditures to minimum levels. The Company is maintaining a high degree of liquidity and is well positioned to generate significant earnings when commodity prices recover.
FINANCIAL PERFORMANCE & OTHER DATA

  % returns for each quarter have been annualized.

  Fiscal 2002 has been restated to comply with the new recommendations of Section 1650 of the CICA Handbook "Foreign Currency Translation".

CONSOLIDATED BALANCE SHEETS

(unaudited) (in millions of dollars)

CONSOLIDATED STATEMENTS OF OPERATIONS

Quarters ended December 28, 2002 and December 29, 2001

(unaudited) (in millions of dollars except for number of shares and per share amounts)
CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

Quarters ended December 28, 2002 and December 29, 2001

(unaudited) (in millions of dollars)

CONSOLIDATED STATEMENTS OF CASH FLOWS

Quarters ended December 28, 2002 and December 29, 2001

(unaudited) (in millions of dollars)

CONSOLIDATED BUSINESS SEGMENT INFORMATION

Quarters ended December 28, 2002 and December 29, 2001

(unaudited) (in millions of dollars)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Figures in table are in millions of dollars)

Significant accounting policies

Basis of presentation

These unaudited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles using the same accounting policies and methods as the most recent audited consolidated financial statements. These interim consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements for the year ended September 28, 2002.

Changes in accounting policies

Effective September 29, 2002, the Company adopted the new recommendations of Section 3062 of the Canadian Institute of Chartered Accountants (CICA) with regards to goodwill and intangible assets and accordingly, goodwill is no longer amortized to earnings, but periodically tested for impairment. Upon adoption of these new recommendations, goodwill must be tested for impairment as of the beginning of the current year. This will be completed by the end of the second quarter of 2003. Any reduction would be recorded against opening retained earnings as of September 29, 2002, without restatement of prior years.

Effective September 29, 2002, the Company adopted retroactively with restatement the new recommendations of Section 1650 of the Canadian Institute of Chartered Accountants (CICA) with respect to foreign currency translation and accordingly, eliminated the deferral and amortization of the unrealized translation gains and losses on foreign currency denominated monetary items that have a fixed or ascertainable life extending beyond the period. As a result of these recommendations, other assets decreased by $37.3 million, future income taxes decreased by $6.1 million, and retained earnings decreased by $31.2 million as of September 28, 2002. For the quarter ended December 29, 2001, other assets decreased by $95.0 million, future income taxes decreased by $15.5 million and retained earnings decreased by $79.5 million. The restatement of prior period earnings resulted in an increase in the net loss of $6.0 million for the quarter ended December 29, 2001.

Business of the Company

The Company operates an integrated forest products business. The business includes five reportable segments, which are operated separately due to the nature of products and processes. The performance of each segment is evaluated by the management of the Company against short-term and long-term financial objectives as well as environmental and other key criteria. The forest products segment consists primarily of forest and sawmill operations which produce lumber, building materials, and wood chips. The wood chips are used in the production of pulp and publishing papers. The pulp segment includes the manufacturing and marketing activities of a number of different types of pulps. The paper segment consists primarily of production and sales of newsprint and coated papers, while the coated bleached board operations are under the paperboard segment. The chemical and other products segment consists primarily of the transformation and sale of resins and pulp by-products. Intersegment transfers of wood chips, pulp and other services are recorded at transfer prices agreed to by the parties, which are intended to approximate fair market value. The accounting policies used in these business segments are the same as those described in this note.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Figures in table are in millions of dollars)

Acquisitions

2002

On September 30, 2002, the Company acquired the remaining 51% interest in 3626776 Canada Inc. The numbered company had previously acquired a formaldehyde plant and entered into a capital lease arrangement with a wholly-owned subsidiary of Tembec, ARC Resins International Corp.

2001

On November 5, 2001, the Company acquired all of the shares of Davidson Industries Inc. ("Davidson") which includes three sawmills in Quebec and New Hampshire.

On November 26, 2001, the asset valuation with respect to the June 19, 2001, St. Francisville, Louisiana paper mill ("Tembec USA LLC") acquisition from Crown Paper Co. was finalized which caused an adjustment of $1.2 million to the original recorded purchase price.

Details of the acquisitions are as follows:

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Figures in table are in millions of dollars)

Countervailing and antidumping duties

In response to the expiration of the Softwood Lumber Agreement, a number of industry groups in the United States filed petitions with the U.S. Department of Commerce ("USDOC") and the U.S. International Trade Commission ("USITC) alleging unfair trade practices by the Canadian softwood lumber industry. These petitions proposed that certain softwood lumber exports from Canada to the United States be charged with countervailing and antidumping duties.

On August 9, 2001, the USDOC imposed a preliminary countervailing duty of 19.31% on Canadian softwood lumber shipped to the U.S. The Company subsequently accrued $21.8 million of countervailing duty covering shipments of lumber to the U.S. between August 17, 2001 and December 15, 2001. On March 22, 2002, the USDOC issued its final determination in the countervailing duty investigations, adjusting the rate from 19.31% to 19.34% and subsequently corrected for ministerial errors to 18.79%. The USDOC also determined that no critical circumstances existed and accordingly the duty would not apply retroactively to May 19, 2001. On May 16, 2002, the USITC announced it had found no current injury, but a threat of injury, to the U.S. lumber industry, effectively removing the requirement to remit any funds relating to lumber shipped to the U.S. prior to December 15, 2001. The finding of threat of injury resulted in the USDOC issuing an order to collect countervailing duties on a going forward basis. During the June 2002 quarter, the Company reversed the $21.8 million it had accrued from August 2001 to December 2001. The bonds posted to cover the liability were also cancelled.

Effective May 22, 2002, the Company has been subject to a countervailing duty of 18.79%. A charge of $18.2 million was incurred during Fiscal 2002 relating to lumber shipments to the U.S. between May 22 and September 28, 2002. A further charge of $13.5 million was incurred during the December 2002 quarter relating to lumber shipments to the U.S. between September 29 and December 28, 2002. The Company is currently remitting cash deposits to cover the applicable duty.

On October 31, 2001, the USDOC imposed a preliminary antidumping duty averaging 10.76% on all of the Company's softwood lumber shipments to the U.S. beginning on November 6, 2001. The aforementioned average rate was assigned specifically to the Company based on the USDOC's review of our actual historical shipments to the U.S. On March 22, 2002, the USDOC issued its final determination in the antidumping investigation, increasing the Company's average rate from 10.76% to 12.04% and subsequently corrected to 10.21% for ministerial errors. As at March 30, 2002, the Company had accrued $9.7 million of antidumping duty covering shipments of lumber to the U.S. between November 6, 2001 and March 30, 2002. On May 16, 2002 the USITC announced it had found no current injury to the U.S. lumber industry, but a threat of injury, effectively removing the requirement to remit any funds relating to lumber shipped to the U.S. prior to May 5, 2002. The USITC finding of threat of injury allowed the USDOC to place an antidumping order on softwood lumber. During the June quarter, the Company reversed the $9.7 million it had accrued from November 2001 to March 2002. The bonds posted to cover the liability were also cancelled.

Effective May 22, 2002, the Company has been subject to an average antidumping duty of 10.21%. A charge of $10.1 million was incurred during Fiscal 2002 relating to lumber shipments to the U.S. between May 22 and September 28, 2002. A further charge of $7.4 million was incurred during the December 2002 quarter relating to lumber shipments to the U.S. between September 29 and December 28, 2002. The Company is currently remitting cash deposits to cover the applicable duty.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Figures in table are in millions of dollars)

The following table summarizes the quarterly impact of the aforementioned duties on the Company's financial results ($ millions):

The final amount of countervailing and antidumping duties that may be assessed on Canadian softwood lumber exports to the U.S. cannot be determined at this time and will depend on determinations yet to be made by any reviewing courts, the North American Free Trade Agreement ("NAFTA") or World Trade Organization ("WTO") panels to which those determinations are being appealed.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Figures in table are in millions of dollars)

Long-term debt

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Figures in table are in millions of dollars)

Stock-based compensation plans

Under the Long-Term Incentive Plan, the Company may, from time to time, grant options to its employees. The plan provides for the issuance of common shares at an exercise price equal to the market price of the Company's common shares on the date of the grant. These options vest over a five-year period and expire ten years from the date of issue.

The Company applies the intrinsic value based method of accounting for stock-based compensation awards granted to employees. Under this method, no compensation expense is recorded over the vesting period of these options. The Company discloses the pro forma effect on net earnings (loss) and earnings (loss) per share had the fair value-based method been applied for options granted after September 29, 2001. During the first quarter, the Company granted 161,650 stock options at $10.78. For the quarter ended December 29, 2001, the Company had granted 221,000 options at $10.53.

In accordance with Section 3870 of the CICA Handbook and using the straight-line method, the following pro forma disclosures present the effect on earnings (loss) had the fair value-based method been chosen.

(in millions of dollars, except per share amounts)

The fair value of each option granted was estimated on the date of grant using the Black & Scholes option-pricing model with the following assumptions:

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Figures in table are in millions of dollars)

Interest, foreign exchange, and other

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Figures in table are in millions of dollars)

Income Taxes

Comparative figures

Certain comparative figures have been reclassified to conform with the financial statement presentation adopted.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEMBEC INC.

Claude Imbeau_________________________
Vice-President, General Counsel and Secretary

Date: February 10, 2003